As filed with the Securities and Exchange Commission on July 15, 2009.

Registration No. 333-159613

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ACME PACKET, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	04-3526641
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

71 Third Avenue

Burlington, Massachusetts 01803

(781) 328-4400

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Andrew D. Ory

Acme Packet, Inc.

71 Third Avenue

Burlington, Massachusetts 01803

(781) 328-4400

(Name, Address Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Julio E. Vega, Esq.

Matthew J. Cushing, Esq.

Bingham McCutchen LLP

One Federal Street

Boston, Massachusetts 02110

(617) 951-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

                       Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	2,874,383	$7.875	$22,635,766	$1,264

(1)   Includes 2,874,383 shares issued to the certain stockholders and former chief executive officer of Covergence Inc., of which  444,000 shares were placed in escrow pursuant to the Agreement and Plan of Merger dated as of April 29, 2009 by and among the registrant, Covergence Inc. and the other parties named therein.

(2)   Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices per share of the registrant’s common stock on the Nasdaq Global Market on May 22, 2009.  A registration fee of $1,264 has been paid previously with this Registration Statement based on the aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 15, 2009.

PROSPECTUS

Acme Packet, Inc.

2,874,383 Shares of Common Stock

This prospectus relates to the resale, from time to time, of up to 2,874,383 shares of our common stock, $0.001 par value, by the selling stockholders named in this prospectus, including their donees, pledgees, transferees or other successors in interest. For information on the selling stockholders, please see the section entitled “Selling Stockholders” beginning on page 20 of this prospectus. The selling stockholders acquired the shares offered for resale under this prospectus in connection with the merger of our indirect subsidiary, CIAP Merger Corp., with and into Covergence Inc.  Of the shares registered hereby, 444,000 were placed in escrow upon the closing of the merger and may be released to the selling stockholders in the future pursuant to the release provisions of the merger agreement. We contractually agreed to file a registration statement on behalf of the selling stockholders for the resale of the 2,874,383 shares of our common stock to be issued in connection with the merger, and further agreed to keep the registration statement effective for a period of six months after April 30, 2009. We will not receive any proceeds from the sale of the shares of our common stock offered by the selling stockholders. We will pay the expenses of registering the shares of common stock to be sold in this offering under the Securities Act of 1933, as amended, and the registration or qualification of the shares of common stock to be sold in this offering under any applicable state securities laws.

The registration of the shares covered by this prospectus does not necessarily mean that any of the shares will be offered or sold by the selling stockholders. The timing and amount of any sale are within the sole discretion of the selling stockholders. The shares of common stock offered hereby may be sold by the selling stockholders in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the shares of common stock may be offered from time to time through ordinary brokerage transactions on the Nasdaq Global Market. For more information on the times and manner in which the selling stockholders may sell our common stock, please see the section entitled “Plan of Distribution” beginning on page 23 of this prospectus.

Our common stock is listed on the Nasdaq Global Market under the symbol “APKT.”  On July 2, 2009, the last reported sale price of our common stock on the Nasdaq Global Market was $10.14.  Our principal executive office is located at 71 Third Avenue, Burlington, Massachusetts 01803, telephone number (781) 328-4400.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated       , 2009.

i

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The prospectus incorporates other reports by reference that are not presented in or delivered with this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy information filed by us with the SEC at the SEC’s public reference section, 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operation of the public reference section can be obtained by calling 1-800-SEC-0330. The SEC also maintains an internet site at http://www.sec.gov that contains reports, statements and other information about issuers, such as us, who file electronically with the SEC.

We maintain an internet website at http://www.acmepacket.com.  Information contained on our website is not part of this prospectus or any amendment or supplement hereto, and is not incorporated by reference into this prospectus. Information on our website is for informational purposes only, and we undertake no obligation to update such information. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in other documents that we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of the initial registration statement of which this prospectus is a part and prior to the termination of the offering under this prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

•                  Our Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-33041) and our Quarterly Report on Form 10-Q for the period ended March 31, 2009 (File No. 001-33041);

•                  Our Current Reports on Form 8-K filed on February 5, 2009, April 2, 2009 and April 30, 2009, as amended on Form 8-K/A filed on July 8, 2009 (excluding any information furnished in such reports); and

•                  The description of our common stock contained in our registration statement on Form 8-A (File No. 001-33041) filed September 22, 2006, under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus, except for exhibits to those documents (unless the exhibits are specifically incorporated by reference into those documents) at no cost to you by writing or telephoning us at the following address: Corporate Secretary, c/o Acme Packet, Inc., 71 Third Avenue, Burlington, MA 01803. Our telephone number is (781) 328-4400.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 4, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “Acme Packet,” “our company,” “we,” “us” and “our” in this prospectus to refer to Acme Packet, Inc. and its subsidiaries.

Acme Packet

Overview

Acme Packet, Inc. enables the delivery of trusted, first class interactive communications—voice, video and multimedia sessions—and data services across Internet Protocol, or IP, network borders. Our Net-Net family of session border controllers, or SBCs, multiservice security gateways and session routing proxies supports multiple applications in service provider, enterprise and contact center networks—including Voice over IP, or VoIP, trunking, unified communications, hosted enterprise and residential services and fixed-mobile convergence. They satisfy critical security, service assurance and regulatory requirements in wireline, cable and wireless networks; and support multiple protocols—SIP, H.323, MGCP/NCS, H.248 and real time streaming protocol, or RTSP—and multiple border points—service provider acess and interconnect, and enterprise access and trunking.

We are the world’s leading provider of SBCs that enable service providers, enterprises and contact centers to deliver secure and high quality interactive communications across defined border points where IP networks connect, known as network borders. Service providers include wireline, wireless, cable and internet telephony service providers. IP is a standardized method of transmitting information, such as interactive communications, from one device, such as a personal computer, server, IP telephone and personal digital advisor, to another device over any type of physical private or public network, including the internet. Our Net-Net products, which consist of our hardware and proprietary software, serve as a central element in unifying the separate IP networks. Our customers use our products to deliver next-generation interactive communications services, such as VoIP, with the same quality assurance and security as they historically have offered for voice services over their legacy telephone networks.

SBCs are deployed at the borders between IP networks, such as between two service providers or between a service provider and its enterprise, residential or mobile customers. SBCs are the only network element currently capable of integrating the control of signaling messages and media flows. This capability complements the roles and functionality of routers, softswitches and data firewalls that operate within the same network. Our Net-Net products support a broad range of communications applications at multiple network border points, providing key control functions in the areas of security, service reach maximization, service level agreement assurance, revenue optimization, cost efficiency and regulatory compliance, while also supporting next-generation service architectures such as IP Multimedia Subsystem, or IMS. IMS provides a blueprint for building a network capable of delivering IP-based voice, video and multimedia services to subscribers.

We began shipping our Net-Net products in 2002. Since that time, approximately 675 customers, consisting of service providers, enterprises and contact centers in 95 countries, have purchased our products as of March 31, 2009. They include 29 of the top 30, and 89 of the top 100 service providers in the world; and 6 of the Fortune 25.

We sell our products and support services through approximately 55 distribution partners, as of March 31, 2009, and our direct sales force. Our distribution partners include many of the largest networking and IP communications equipment vendors throughout the world.

We were founded in 2000 under the name Primary Networks, Inc. and changed our name to Acme Packet, Inc. in January 2001. Our principal executive offices are located at 71 Third Avenue, Burlington, MA 01803. Our telephone number is (781) 328-4400. Our website address is www.acmepacket.com.   Information contained on our website is not part of this prospectus or any amendment or supplement hereto, and is not incorporated by reference into this prospectus. Information on our website is for informational purposes only, and we undertake no obligation to update such information. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

“Acme Packet,” “Net-Net,” “Acme Packet Session Aware Networking” and other trademarks or service marks of Acme Packet appearing in this prospectus are the property of Acme Packet. This prospectus contains additional trade names, trademarks and service marks of other companies.

The Offering

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the securities offered under this prospectus. We originally issued 2,874,383 shares of our common stock to the selling stockholders in connection with the merger of our indirect subsidiary, CIAP Merger Corp., with and into Covergence Inc., a Delaware corporation, or Covergence, which was completed on April 30, 2009.  Upon and in connection with the consummation of the merger, the selling stockholders, previously the stockholders of Covergence and the former chief executive officer of Covergence, were issued shares of our common stock as part of the consideration for the merger.  Of the shares registered hereby, 444,000 were placed in escrow upon the closing of the merger and may be released to the selling stockholders in the future pursuant to the release provisions of the merger agreement. The merger agreement provides that 444,000 shares will be released from escrow as follows: (i) up to 148,000 shares no later than August 27, 2009, subject to any adjustment in the purchase price and (ii) up to 296,000 shares no later than April 30, 2010, subject to the indemnity provision in the merger agreement.  The shares released from escrow will be distributed among the selling stockholders on a pro-rata basis. The shares not released from escrow shall be retained by us and placed into our treasury shares.

Under the terms of the merger agreement, we granted the selling stockholders registration rights with respect to the shares of common stock to be issued to the selling stockholders in the merger. We are registering the common stock covered by this prospectus in order to fulfill our contractual obligation to do so under the merger agreement. We agreed to have the registration statement remain effective for six months after the closing of the merger. This prospectus is part of the registration statement but does not contain all of the information in the registration statement.

Common stock offered by Acme Packet, Inc.	0 shares

Common stock offered by the selling stockholders	2,874,383 shares

Common stock to be outstanding after this offering	58,093,401 shares

Use of proceeds	The selling stockholders will receive all of the proceeds from the sale of his, her or its common stock and will pay all selling commission and the transfer taxes applicable to any sale.

Nasdaq Global Market symbol	APKT

Risk factors	For a discussion of some of the factors you should consider carefully before investing in our common stock, see “Risk Factors” on page 4 of this prospectus.

The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of June 30, 2009 and excludes:

•	5,994,999 shares issuable upon the exercise of options outstanding and vested as of June 30, 2009 at a weighted average exercise price of $4.68 per share;

•	6,955,198 shares issuable upon the exercise of options outstanding, but not vested, as of June 30, 2009 at a weighted average exercise price of $6.91 per share;

•	393,818 shares issuable upon the conversion of outstanding restricted stock units as of June 30, 2009; and

•	938,437 shares available for future issuance as of June 30, 2009 under our 2006 Equity Incentive Plan and 2006 Director Option Plan.

You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information” beginning on page 1 of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations and prospects and cause the value of our common stock to decline, which could cause you to lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including the financial statements and related notes.

Risks Relating to Our Business

The worldwide economic downturn, including recent developments in the financial markets in the United States and elsewhere in the world may adversely affect our operating results and financial condition.

Financial markets around the world have experienced extreme disruption since 2008, as reflected by extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Governments have taken unprecedented actions intended to address extreme market conditions, such as the severe restrictions on credit and declines in real estate values. While these conditions have not impaired our ability to access credit markets and finance operations to date, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies which may present future difficulties if we require access to these credit markets. These economic developments affect businesses in a number of ways. The current tightening of credit in financial markets adversely affects the ability of our customers and suppliers to obtain financing for significant purchases and operations, and could result in a decrease in demand for our products and services. Our customers’ ability to pay for our solutions may also be impaired, which may lead to an increase in our allowance for doubtful accounts and write-offs of accounts receivable. For example, during 2008 we had a significant increase in our allowance for doubtful accounts primarily related to the bankruptcy proceedings of one of our distribution partners. Our global business is also adversely affected by decreases in the general level of economic activity, such as decreases in business and consumer spending. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the United States and other countries. Should these economic conditions result in our not meeting our revenue growth objectives, it may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Additionally, the United States recently elected a new President and other government legislators. The economic and taxing policies of the new government may have an adverse impact on our consolidated financial position, results of operations or cash flows. Until the new legislative agenda is finalized and enacted, it is not possible to determine the impact of such changes, if any.

Because we derive a significant portion of our revenue from interactive communications service providers, our operating results will suffer if the interactive communications industry experiences an economic downturn.

We derive a significant portion of our revenue from the communications industry. Our future success depends upon the continued demand for communications equipment by service providers, enterprises and contact centers. The communications industry is cyclical and reactive to general economic conditions. Economic conditions worldwide have from time to time contributed to slowdowns in the communications industries and networking industries at large. In the past, worldwide economic downturns, pricing pressures and deregulation have led to consolidations and reorganizations. These downturns, pricing pressures and restructurings have historically caused delays and reductions in capital and operating expenditures by the companies that use our products and solutions.

These historical delays and reductions, in turn, have reduced demand for communications products like ours. A reoccurrence of these industry patterns, as well as general domestic and foreign economic conditions and other factors that reduce spending by companies in the communications industry may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We rely on many distribution partners to assist in selling our products, and if we do not develop and manage our relationships with these distribution partners effectively, our ability to generate revenue and control expenses will be adversely affected.

As of March 31, 2009, we had approximately 55 distribution partners. Our success is highly dependent upon our ability to continue to establish and maintain successful relationships with these distribution partners from whom, collectively, we derive a significant portion of our revenue, and who may comprise a concentrated amount of our accounts receivable at any point in time. Revenue derived through distribution partners accounted for 67% of our total revenue in the three months ended March 31, 2009, and 59% and 61% in 2008 and 2007, respectively, while two, three and two distribution partners represented 59%, 32% and 54% of our accounts receivable as of March 31, 2009, December 31, 2008 and 2007, respectively. Given the current global economic conditions, there is a risk that one or more of our distribution partners could cease operations. For example, one of our distribution partners entered into bankruptcy proceedings in January 2009, which caused us to increase our allowance for doubtful accounts as of December 31, 2008. Although we have entered into contracts with each of our distribution partners, our contractual arrangements are not exclusive and do not obligate our distribution partners to order, purchase or distribute any fixed or minimum quantities of our products. Accordingly, our distribution partners, at their sole discretion, may choose to purchase SBCs from our competitors rather than from us. Under our contracts with our distribution partners, they generally order products from us by submitting purchase orders that describe, among other things, the type and quantities of our products desired, delivery date and terms applicable to the ordered products. Accordingly, our ability to sell our products and generate significant revenue through our distribution partners is highly dependent on the continued desire and willingness of our distribution partners to purchase and distribute our products and on the continued cooperation between us and our distribution partners. Some of our distribution partners may develop competitive products in the future or may already have other product offerings that they may choose to offer and support in lieu of our products. Divergence in strategy, change in focus, competitive product offerings, potential contract defaults, and changes in ownership or management of a distribution partner may interfere with our ability to market, license, implement or support our products with that party, which in turn may have a material adverse effect on our consolidated financial position, results of operations, or cash flows. Some of our competitors may have stronger relationships with our distribution partners than we do, and we have limited control, if any, as to whether those partners implement our products rather than our competitors’ products or whether they devote resources to market and support our competitors’ products rather than our offerings.

Moreover, if we are unable to leverage our sales and support and services resources through our distribution partner relationships, we may need to hire and train additional qualified sales and support and services personnel. We cannot be assured, however, that we will be able to hire additional qualified sales and support and services personnel in these circumstances, and our failure to do so may restrict our ability to generate revenue or implement our products on a timely basis. Even if we are successful in hiring additional qualified sales and support and services personnel, we will incur additional costs which may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We depend on a limited number of customers for a substantial portion of our revenue in any period, and the loss of, or a significant shortfall in orders from, key customers could significantly reduce our revenue.

We derive a substantial portion of our total revenue in any period from a limited number of customers as a result of the nature of our target market and the relatively early stage of our development. During any given period, a small number of customers may each account for 10% or more of our revenue. For example, two such customers accounted for 43% of our total revenue in the three months ended March 31, 2009 with one such customer representing 25% of our total revenue, and three such customers accounted for 44% of our total revenue in 2008. Additionally, we do not enter into long-term purchase contracts with our customers, and we have no contractual arrangements to ensure future sales of our products to our existing customers. Our inability to generate anticipated revenue from our key existing or targeted customers, or a significant shortfall in sales to them could have a material adverse effect on our consolidated financial position, results of operations, or cash flows. Our operating results in the foreseeable future will continue to depend on our ability to effect sales to existing and other large customers.

We recently acquired Covergence Inc. and may undertake additional acquisitions to further expand our business, which may pose risks to our business and dilute the ownership of our existing stockholders.

As part of our growth strategy, in April 2009, we acquired Covergence Inc., or Covergence, a privately-held company located in Maynard, MA, which provides software-based session border controllers for the delivery of VoIP/IP telephone, unified communications and service-orientated architecture applications primarily to enterprises.  Whether we realize the anticipated benefits from this transaction will depend in part upon the integration of the acquired business, the performance of the acquired products, capacities of the technologies acquired, as well as the personnel hired in connection therewith. Accordingly, our results of operations could be adversely affected from transaction-related charges, amortization of intangible assets and charges for impairment of long-term assets. While we believe that we have established appropriate and adequate procedures and processes to mitigate these risks, there can be no assurance that this transaction will be successful.  In addition, as part of the merger consideration for the acquisition of Covergence, we issued 2,874,383 shares of common stock and agreed to register these shares with the SEC for resale by the new stockholders.  As a result, our stockholders experienced dilution, and as these shares become available for resale, the supply of our common stock will increase, which could result in a decrease in the price of our common stock.

Prior to this acquisition, our business and our customer base have been built through organic growth.  In the future, we may enter into additional arrangements in order to expand our capabilities, enter new markets, or increase our market share. Integrating any newly acquired businesses, technologies or services is likely to be expensive and time consuming.  We may be required to raise additional funds through public or private financings to finance any future acquisitions. Additional funds may not be available on terms that are favorable to us and, in the case of equity financings, may result in dilution to our stockholders. We may be unable to operate the acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate any newly acquired entities, technologies or services effectively, our business and results of operations will suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert our management’s attention. Future acquisitions by us could also result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

The unpredictability of our quarterly results may adversely affect the trading price of our common stock.

If our quarterly revenue, earnings or other operating results fall below the expectations of securities analysts or investors, the price of our common stock could decrease substantially. Our operating results can vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control. Generally, purchases of communications equipment by services providers, enterprises and contact centers have been unpredictable and clustered, rather than predictable and steady. They frequently build out and update their communications networks in stages. In addition, the following factors, among others, can contribute to the unpredictability of our quarterly operating results:

•                  fluctuations in demand for our products, and the timing and size of customer orders;

•                  the length and variability of the sales and deployment cycles for our products, and the corresponding timing of recognizing revenue;

•                  new product introductions and enhancements by our competitors and us;

•                  changes in our pricing policies or the pricing policies of our competitors;

•                  changes in our third-party manufacturing costs or in the prices of components and materials used in our products;

•                  our ability to develop, introduce and deploy new products and product enhancements that meet customer requirements in a timely manner;

•                  our ability to obtain sufficient supplies of limited source components or materials;

•                  our ability to attain and maintain production volumes and quality levels for our products; and

•                  general economic conditions, as well as those specific to the communications, networking and related industries.

As with other communications equipment suppliers, we may recognize a substantial portion of our revenue in a given quarter from sales booked and shipped in the last month of that quarter. As a result, a delay in customer orders is likely to result in a delay in shipments and recognition of revenue beyond the end of a given quarter. Since a relatively small number of customers may account for a substantial portion of our revenue in any quarter, any such delay in an order from a customer may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Our operating expenses are largely based on our anticipated organizational and revenue growth. Most of our expenses, such as employee compensation, are relatively fixed in the short term. As a result, any shortfall in revenue in relation to our expectations, whether for the reasons set forth above, the reasons identified below or any other reason, may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters our operating results will be below the expectations of securities analysts and investors. In this event, the price of our common stock may decrease substantially.

Our dependence on outside contractors for critical manufacturing services could result in product delivery delays and damage our customer relations.

We outsource the manufacturing of our Net-Net products. We subcontract all of the manufacturing of our Net-Net 2000 series of products to Network Engines, Inc.  We currently subcontract the manufacturing of our Net-Net 4000 series of products to Jabil Circuit, Inc. and Benchmark Electronics. We currently subcontract the manufacturing of our Net-Net 9000 series of products to Jabil Circuit, Inc. and TTM Technologies, Inc. With the exception of Benchmark Electronics, we do not have a written agreement with any of these manufacturers. We submit purchase orders to these manufacturers that describe, among other things, the type and quantities of our products or components to be manufactured by the applicable manufacturer and the delivery date and other terms applicable to the products or components. Our manufacturers do not have any written contractual obligation to accept any purchase order that we submit for the manufacture of any of our products or components. If one of our manufacturers accepts, in writing, a purchase order submitted by us, the manufacturer is legally obligated to manufacture the product or component covered by such purchase order and we are obligated to purchase and take delivery of such product or component. Our reliance on outside manufacturers involves a number of potential risks, including the absence of adequate capacity, the unavailability of, or interruptions in access to, necessary manufacturing processes, and reduced control over delivery schedules. As a result of the ongoing disruption in global financial market conditions, it is possible that any or all of our outside contractors could experience interruptions in production, cease operations or alter our current arrangements. If this were to occur, it could adversely affect our business. In addition, we cannot be certain or provide any assurance that our manufacturers will accept any or all of our purchase orders and agree to manufacture and supply any or all of our manufacturing requirements for our products or any components. If our manufacturers are unable or unwilling to continue manufacturing our products and components in required volumes, we will have to identify one or more acceptable alternative manufacturers. For example, Jabil Circuit, Inc. recently announced the closing of its Billerica, MA facility that manufactures Net-Net 4000 and Net-Net 9000 series products, which has required us to evaluate alternative manufacturers.

The use of new manufacturers may cause significant interruptions in supply if the new manufacturers have difficulty manufacturing products to our specifications and may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Certain component parts used in the manufacture of our products are sourced from single or limited sources. If our contract manufacturers are unable to obtain these components on a timely basis, we will not be able to meet our customers’ product delivery requirements, which could harm our reputation and adversely affect our operating results.

Certain key components used in the manufacture of our products are sourced from single or, in some cases, limited sources. For example, the third parties that we hire to manufacture our products, or contract manufacturers, purchase through electronics distributors various types of network processors, traffic managers, microprocessors and network search engines. Specifically, Applied Micro Circuits Corporation, Broadcom Corporation, Freescale Semiconductor, Inc., Integrated Device Technology, Inc., Marvell Semiconductor, Inc., Mindspeed Technologies, Inc. and Netlogic Microsystems, Inc., are presently the sole sources for particular components. We do not have a written agreement with any of these component manufacturers to guarantee the supply of key components used in our products, and we do not require any of our contract manufacturers to have a written agreement with any of these component manufacturers. We have entered into arrangements under which electronics distributors have agreed to establish and maintain at least three months’ inventory of certain key components, and, at the request of our contract manufacturers, to supply all or a portion of the key components held pursuant to this arrangement to our contract manufacturers for use in the manufacture of our products. Our contractual arrangements with the electronics distributors do not provide for these electronics distributors to enter into any contract with any component manufacturer to guarantee the supply of these key components. Our contract manufacturers provide forecasts to the electronics distributors of their requirements of the key components. These electronics distributors use the forecasts to source these key components from time to time, to the extent that the key components are available from the applicable component manufacturers, with the objective of maintaining at all times at least three months supply of the key components available for delivery to our contract manufacturers. When our contract manufacturers require certain key components for use in the manufacture of our products, we direct them to issue purchase orders to the applicable electronics distributor and, if the applicable electronics distributor has the requested quantities of these key components available, it will accept the purchase order issued by our contract manufacturers and supply the quantities of the key components covered by the purchase order. Despite these arrangements, we cannot be certain or provide any assurance that the component manufacturers will accept any or all of the purchase orders, issued by the electronics distributors and agree to supply any or all of the quantities requested. Accordingly, we cannot be certain or provide any assurance that these electronics distributors will have at all times at least three months’ supply of these key components or any quantities of the key components in inventory or that our contract manufacturers will be able to source their requirements of the key components from other sources in the event that the electronics distributors cannot meet our contract manufacturers’ requirements. Additionally, if our contract manufacturers underestimate our component requirements, they may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments. If any of our sole or limited source suppliers experience capacity constraints, work stoppages or other reductions or disruptions in output, they may not be able to meet, or may choose not to meet, our delivery schedules. In light of the downturn in the global economic conditions, there is also the risk that these electronics distributors could experience interruptions in production, case operations, or alter our current arrangements. Also our suppliers may:

•                  enter into exclusive arrangements with our competitors;

•                  be acquired by our competitors;

•                  stop selling their products or components to us at commercially reasonable prices;

•                  refuse to sell their products or components to us at any price; or

•                  be unable to obtain or have difficulty obtaining components for their products from their suppliers.

If our supply of any key components is disrupted, we may be unable to deliver our products to our customers in a timely basis, which could result in lost or delayed revenue, injury to our reputation, increased manufacturing costs and exposure to claims by our customers. Even if alternate suppliers are available, we may have difficulty identifying them in a timely manner, we may incur significant additional expense in changing suppliers, and we may experience difficulties or delays in the manufacturing of our products. For example, we have customized some of our hardware products to accommodate the design of some key components, and the loss of the sole supplier of a key customized component could require that we redesign related components to accommodate replacement components. Any failure to meet our customers’ delivery requirements could harm our reputation and may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

If the market for our products does not continue to develop as we anticipate, our revenue may decline or fail to grow, which would adversely affect our operating results.

Despite introducing two additional categories of products in 2008, the Multiservice Security Gateway, or MSG, and the Session Routing Proxy, or SRP, we derive, and expect to continue to derive, a significant amount of our revenue from providing SBCs. The market for SBCs is relatively new and still evolving, and it is uncertain whether these products will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of interactive communications service providers, enterprises and contact centers to continue to implement SBCs.

Some service providers, enterprises or contact centers may be reluctant or unwilling to implement SBCs for a number of reasons, including failure to perceive the need for improved quality and security of interactive communications across IP borders and lack of knowledge about the potential benefits that SBCs may provide. Even if service providers, enterprises or contact centers recognize the need for improved quality and security of interactive communications across IP borders, they may not select SBCs such as ours because they choose to wait for the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our SBCs.

If service providers, enterprises or contact centers do not perceive the benefits of SBCs, the SBC market may not continue to develop or may develop more slowly than we expect, either of which would adversely affect our revenue. Because the market for SBCs is developing and the manner of its development is difficult to predict, we may make errors in predicting and reacting to relevant business trends, which may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that could result in decreased revenues and increased cost of sales.

Many of our customers are large interactive communications service providers that have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may require us to develop additional features and may negotiate the right to assess penalties for performance obligations, such as delivery, outages and response time. As we seek to sell more products to large interactive communications service providers, we may be required to agree to additional performance-based terms and conditions, which may affect the timing of revenue recognition and may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

If functionality similar to that offered by our standalone SBCs is added to existing network infrastructure elements, organizations may decide against adding our standalone SBCs to their network which would cause the market for standalone SBC systems to decrease resulting in fewer customers for and decreased sales of standalone SBC systems.

Other providers of network infrastructure elements are offering or proposing to offer functionality aimed at addressing the problems addressed by our products. The inclusion of, or the announcement of an intent to include, functionality perceived to be similar to that offered by our products in infrastructure elements that are already generally accepted as necessary components of network architecture may cause the market not to grow as predicted, which would have an adverse effect on our ability to market and sell certain of our products. Furthermore, even if the functionality offered by other network infrastructure elements is more limited than our products, a significant number of customers may elect to accept such limited functionality in lieu of adding additional equipment from an additional vendor, which could also have a material adverse effect on the market for standalone SBC systems. Many organizations have invested substantial personnel and financial resources to design and operate their networks and have established deep relationships with other providers of network infrastructure elements, which may make them reluctant to add new components to their networks, particularly from new vendors. In addition, an organization’s existing vendors or new vendors with a broad product offering may be able to offer concessions that we are not able to match because we currently offer limited lines of products and may have fewer financial resources than some of our competitors. If organizations are reluctant to add additional network infrastructure from new vendors or otherwise decide to work with their existing vendors, the revenue derived from our products may prove smaller than predicted which may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

If the migration to IP network architecture for real-time interactive communications does not continue, the SBC market may not expand as predicted, and our ability to obtain new customers or expand deployments within existing customers may decrease.

We derive a substantial portion of our revenue by providing SBCs to interactive communications service providers seeking to deliver premium interactive communications over IP networks. Our success depends on the continued migration of these service providers’ networks to a single IP network architecture. The migration of voice traffic from the Public Switched Telephone Network, or PSTN, to IP networks is still in its early stages, and the continued migration to IP networks depends on a number of factors outside of our control. Among other things, existing networks include switches and other equipment that may have estimated useful lives of twenty years or more and therefore may continue to operate reliably for a lengthy period of time. Other factors that may delay the migration to IP networks include service providers’ concerns regarding initial capital outlay requirements, available capacity on legacy networks, competitive and regulatory issues, and the implementation of an enhanced services business model. As a result, service providers, enterprises and contact centers may defer investing in products such as ours that are designed to migrate interactive communications to IP networks. If the migration to IP networks does not occur for these or other reasons, or if it occurs more slowly than we expect, the SBC market may not expand as predicted, if at all, and we will not be able to gain new customers. In addition, even if there is a successful migration to an IP network for interactive communications, new unforeseen technologies may render the SBC unnecessary. As a result, our revenues would decrease which may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

If we do not timely deliver new and enhanced products that respond to customer requirements and technological changes, interactive communications service providers, enterprises and contact centers may not buy our products and our revenue may decline.

To achieve market acceptance for our products, we must effectively anticipate, and adapt in a timely manner to, customer requirements and must offer products that meet changing customer demands. Prospective customers may require product features and capabilities that our current products do not have. For example, our most recent product introductions, the Net-Net 2000, Net-Net 3000 and Net-Net 4500 series, may not adequately respond to new customer demands, and, therefore, demand for our products may decrease or may fail to increase to the extent contemplated by our business plan. If we fail to develop products that satisfy customer requirements, our ability to create or increase demand for our products will be adversely affected, and we may lose current and prospective customers which could have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

The market for SBCs is characterized by rapid technological change, frequent new product introductions and evolving industry requirements. We may be unable to respond quickly or effectively to these developments. We may experience difficulties with software development, hardware design, manufacturing or marketing that could delay or prevent our development, introduction or implementation of new products and enhancements. The introduction of new products by competitors, the emergence of new industry standards, or the development of entirely new technologies to replace existing product offerings could render our existing or future products obsolete. If our products become technologically obsolete, customers may purchase solutions from our competitors and we may be unable to sell our products in the marketplace and generate revenue which may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

The long and variable sales and deployment cycles for our products may cause our operating results to vary materially, which could result in a significant unexpected revenue shortfall in any given quarter.

Our products have lengthy sales cycles, which typically extend from six to twelve months and may take up to two years. A customer’s decision to purchase our products often involves a significant commitment of its resources and a product evaluation and qualification process that can vary significantly in length. The length of our sales cycles also varies depending on the type of customer to which we are selling, the product being sold and the type of network in which our product will be utilized. We may incur substantial sales and marketing expenses and expend significant management effort during this time, regardless of whether the customer decides to make a purchase.

Even after making the decision to purchase our products, our customers may deploy our products slowly. Timing of deployment can vary widely among customers. The length of a customer’s deployment period may directly affect the timing of any subsequent purchase of additional products by that customer.

As a result of the lengthy and uncertain sales and deployment cycles for our products, it is difficult for us to predict the timing in which our customers may purchase additional products or features from us, and our operating results may vary significantly from quarter to quarter, which may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

If our products do not interoperate with our customers’ existing networks, the demand for our products will decrease.

Our products must interface with our customers’ existing networks, each of which may have different specifications. An unanticipated lack of interoperability may result in significant support and repair costs and harm our relations with customers. If our products do not interoperate with those of our customers’ networks, installations could be delayed or orders for our products could be cancelled, resulting in a loss of customers which could have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Our international operations expose us to additional business risks and failure to manage these risks may adversely affect our international revenue.

During the three month period ended March 31, 2009 and in 2008, 45% and 49% of our revenue, respectively, was attributable to our international customers. We currently plan to expand our international operations in the future. The success of our business may depend, in part, on our ability to expand into international markets. Any expansion into international markets will require significant resources and management attention and will subject us to new regulatory, economic and political risks. We have employees and independent contractors in Argentina, Australia, Belgium, Brazil, Canada, China, Croatia, France, Germany, Hong Kong, India, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, New Zealand, Peru, Poland, Russia, Singapore, South Africa, Spain, Taiwan, Thailand and the United Kingdom. Given the inherent risk in international markets, we cannot be sure that any further international expansion will be successful. In addition, we will face new risks in doing business internationally. These risks could reduce demand for our products, lower the prices at which we can sell our products or otherwise may have a material adverse effect on our consolidated financial position, results of operations, or cash flows. Among the risks we believe are most likely to affect us are:

•                  our ability to comply with differing technical standards and certification requirements outside the United States;

•                  costs of staffing and managing international operations;

•                  substantially longer payment terms and greater difficulty in collecting accounts receivable;

•                  changes in regulatory requirements;

•                  reduced protection for intellectual property rights in some countries;

•                  new and different sources of competition;

•                  fluctuations in currency exchange rates;

•                  adverse tax consequences; and

•                  political and economic instability and terrorism.

The market for SBCs is competitive and continually evolving, and if we are not able to compete effectively, we may not be able to continue to expand our business as expected and our business may suffer.

Although relatively new, the market for SBCs is competitive and continually evolving. We expect competition to persist and intensify in the future as the SBC market grows and new and existing competitors devote considerable resources to introducing and enhancing products. Our primary competitors include Cisco Systems, Inc. and Genband Inc. In addition, we compete with some of the companies with which we have distribution partnerships, such as Sonus Networks Inc. and LM Ericsson Telephone Company. We compete on the basis of customer traction and experience, breadth of applications and standards support, depth of border control features, demonstrated ability of products to interoperate with key communications infrastructure elements, comprehensive service support, and price.

Networking and telecommunications equipment suppliers without competitive solutions today may introduce competitive solutions in the future, either through internal development or acquisition. These additional competitors may include some of our distribution partners. Any new entrant would be likely to devote significant sales and marketing resources to establish its position in the SBC market and may be willing to price its products at a discount or bundle its products with other equipment or services in an attempt to rapidly gain market share. New product introductions or new market entrants could cause service providers to delay purchase decisions or reopen bidding processes. If new product enhancements and introductions are superior to ours, and we are unable to make comparable enhancements to our products, our competitive advantage would be compromised which may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We may not be able to compete effectively against current and potential competitors, especially those with significantly greater resources and market leverage. Our competitors may have more extensive customer bases and broader customer relationships than we do, including relationships with our potential customers. In addition, these companies may have longer operating histories and greater name recognition than we do. These competitors may be in a position to respond more quickly than we do to new or emerging technologies or changes in customer requirements or may foresee the course of market developments more accurately than we do. As a result, we may experience price reductions for our products, order cancellations and increased expenses which may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Our revenue growth may be constrained by our product concentration and lack of revenue diversification.

We have derived substantially all of our revenue to date from sales of our SBCs, and we expect that our SBCs will continue to account for substantially all of our revenue for the foreseeable future. Continued market acceptance of these products is critical to our future success. As a result, our consolidated financial position, results of operations, or cash flows may be materially adversely affected by:

•                  any decline in demand for our existing products;

•                  the failure of our existing products to achieve continued market acceptance;

•                  the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our existing products;

•                  technological innovations or new standards that our existing products do not address; and

•                  our inability to release enhanced versions of our existing products on a timely basis.

We have incurred operating losses in the past and may not be able to sustain profitability in the future.

While we generated net income of $2.8 million in the three months ended March 31, 2009, and $11.6 million, $19.6 million and $28.9 million in 2008, 2007 and 2006 respectively, we have incurred significant losses in several years following our inception, which included net losses of $35,000 in 2005, $7.0 million in 2004 and $7.5 million in 2003. We expect to continue to incur significant sales and marketing, research and development, administrative, and other expenses. We have only a limited operating history on which you can base your evaluation of our business, including our ability to increase our revenue. We commenced operations in August 2000 and began recognizing revenue in 2003. We will need to generate significant revenue to maintain profitability, and we cannot be sure that we will remain profitable for any period of time. If we are unable to remain profitable, the market price of our common stock may decrease and may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results.

Our future effective tax rates could be subject to volatility or adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated earnings in countries where we have higher statutory rates; by changes in the valuation of our deferred tax assets and liabilities; by expiration of, or lapses in, the research and development tax credit laws; by transfer pricing adjustments related to certain acquisitions including the license of acquired intangibles under our intercompany research and development cost sharing arrangement; by the expiration or non-utilization of net operating losses; by tax effects of stock-based compensation; by costs related to intercompany restructurings; or by changes in tax laws, regulations, accounting principles, or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Future interpretations of existing accounting standards could adversely affect our operating results.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, or AICPA, the SEC, and various other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

For example, we recognize our product software license revenue in accordance with AICPA Statement of Position, or SOP, 97-2, Software Revenue Recognition, and related amendments and interpretations contained in SOP 98-9, Software Revenue

Recognition with Respect to Certain Transactions. The AICPA and its Software Revenue Recognition Task Force continue to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales contract terms and business arrangements that are prevalent in software licensing arrangements. Future interpretations of existing accounting standards, including SOP 97-2 and SOP 98-9, or changes in our business practices could result in future changes in our revenue recognition accounting policies that may have a material adverse effect on our consolidated financial position, operating results or cash flows. We may be required to delay revenue recognition into future periods, which could adversely affect our consolidated financial position, results of operations, or cash flows. In the future we may have to defer recognition for license fees due to several factors, including whether a transaction involves:

•                  software arrangements that include undelivered elements for which we do not have vendor specific objective evidence of fair value;

•                  requirements that we deliver services for significant enhancements and modifications to customize our software for a particular customer; or

•                  other material acceptance criteria.

Because of these factors and other specific requirements under accounting principles generally accepted in the United States for software revenue recognition, we must have very precise terms in our software arrangements in order to recognize revenue when we initially deliver software or perform services. Negotiation of mutually acceptable terms and conditions can extend our sales cycle, and we sometimes accept terms and conditions that do not permit revenue recognition at the time of delivery.

Additionally, in December 2004, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share-Based Payment. SFAS No. 123(R) requires measurement of all employee stock-based compensation awards using a fair-value method and the recording of such expense in the consolidated financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting related to the income tax effects and disclosure regarding the cash flow effects resulting from share-based payment arrangements. We have selected the Black-Scholes option pricing model for valuing our awards and are recognizing compensation costs on a straight-line basis over our awards’ vesting periods. We adopted SFAS No. 123(R) on January 1, 2006, and recognized stock-based compensation expense of $2.3 million in the three months ended March 31, 2009, and $7.4 million, $6.1 million and $0.9 million in 2008, 2007 and 2006, respectively. As of March 31, 2009, there was $20.5 million of unrecognized stock-based compensation expense related to unvested stock option awards that is expected to be recognized in future periods.

The loss of key personnel or an inability to attract and retain additional personnel may impair our ability to expand our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel, including our founders, Andrew D. Ory, who is also our President and Chief Executive Officer, and Patrick J. MeLampy, who is also our Chief Technology Officer. Neither of these officers is a party to an employment agreement with us, and either of them therefore may terminate employment with us at any time with no advance notice. The replacement of either of these two officers likely would involve significant time and costs, and the loss of either of these officers may significantly delay or prevent the achievement of our business objectives. We face intense competition for qualified individuals from numerous technology, marketing, financial services, manufacturing and e-commerce companies. For example, our competitors may be able attract and retain a more qualified engineering team by offering more competitive compensation packages. If we are unable to attract new engineers and retain our current engineers, we may not be able to develop and service our products at the same levels as our competitors and we may, therefore, lose potential customers and sales penetration in certain markets. Our failure to attract and retain suitably qualified individuals could have an adverse effect on our ability to implement our business plan and as a result, our ability to compete effectively in the SBC market would decrease, which may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

If we are unable to manage our growth and expand our operations successfully, our business and operating results will be harmed and our reputation may be damaged.

We continued to expand our operations in 2008 and the first three months of 2009. For example, during the period from January 1, 2008 through March 31, 2009, we increased the number of our employees and full-time independent contractors by 17%, from 327 to 384, and we opened sales offices in Korea and the United Kingdom.  On April 30, 2009 we completed the acquisition of Covergence, which added approximately 40 additional employees and full time contractors.  In addition, our total operating expenses in 2008 increased by 18% as compared to 2007, and for the three months ended March 31, 2009 increased by 11% compared to the three months ended March 31, 2008.  We anticipate that further expansion of our infrastructure and headcount will be required to achieve planned expansion of our product offerings, projected increases in our customer base and anticipated growth in the number of product deployments. Our rapid growth has placed, and will continue to place, a significant strain on our administrative and operational infrastructure. Our ability to manage our operations and growth will require us to continue to refine our operational, financial and management controls, human resource policies, and reporting systems and procedures.

We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. If we are unable to manage future expansion, our ability to provide high quality products and services could be harmed, which would damage our reputation and brand and may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Our ability to compete and the success of our business could be jeopardized if we are unable to protect our intellectual property adequately.

Our success depends to a degree upon the protection of our software, hardware designs and other proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, and confidentiality provisions in agreements with employees, distribution partners, consultants and customers to protect our intellectual property rights. Other parties may not comply with the terms of their agreements with us, and we may not be able to enforce our rights adequately against these parties. In addition, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in international countries where the laws may not protect our proprietary rights as fully as in the United States. If competitors are able to use our technology, our ability to compete effectively could be harmed. For example, if a competitor were to gain use of certain of our proprietary technology, it might be able to manufacture similarly designed and equipped SBCs at a reduced cost, which would result in a decrease in demand for our products. Furthermore, we have adopted a strategy of seeking limited patent protection both in the United States and in international countries with respect to the technologies used in or relating to our products. Others may independently develop and obtain patents for technologies that are similar to or superior to our technologies. If that happens, we may need to license these technologies and we may not be able to obtain licenses on reasonable terms, if at all, thereby causing great harm to our business. In addition, if we resort to legal proceedings to enforce our intellectual property rights, the proceedings could become burdensome and expensive, even if we were to prevail and may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Claims by other parties that we infringe upon their proprietary technology could force us to redesign our products or to incur significant costs.

We may become involved in litigation as a result of allegations that we infringe upon intellectual property rights of others. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves, and possibly our customers, distribution partners or contract manufacturers, against the alleged infringement. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•                  stop selling, incorporating or using our products that use the challenged intellectual property;

•                  obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;

•                  redesign those products that use any allegedly infringing technology;

•                  pay any damages for past shipments; or

•                  refund deposits and other amounts.

Any lawsuits regarding intellectual property rights, regardless of their success, could be time-consuming, expensive to resolve, would divert our management’s time and attention and may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Compliance with regulations and standards applicable to our products may be time consuming, difficult and costly, and if we fail to comply, our product sales will decrease.

In order to achieve and maintain market acceptance, our products must continue to meet a significant number of regulations and standards. In the United States, our products must comply with various regulations defined by the Federal Communications Commission, Underwriters Laboratories and others.

As these regulations and standards evolve, and if new regulations or standards are implemented, we will be required to modify our products or develop and support new versions of our products, and this will increase our costs. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay introduction of our products, which could harm our business. User uncertainty regarding future policies may also affect demand for communications products, including our products. Moreover, distribution partners or customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products to address these requirements and any regulatory changes may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Regulations affecting IP networks could reduce demand for our products.

Laws and regulations governing the internet and electronic commerce are emerging but remain largely unsettled, even in the areas where there has been some legislative action. Regulations may focus on, among other things, assessing access or settlement charges, or imposing tariffs or regulations based on the characteristics and quality of products, either of which could restrict our business or increase our cost of doing business. Government regulatory policies are likely to continue to have a major impact on the pricing of existing and new network services and, therefore, are expected to affect demand for those services and the communications products, including our products, supporting those services.

Any changes to existing laws or the adoption of new regulations by federal or state regulatory authorities or any legal challenges to existing laws or regulations affecting IP networks could materially adversely affect the market for our products. In addition, the convergence of the PSTN and IP networks could become subject to governmental regulation, including the imposition of access fees or other tariffs, that adversely affects the market for services and equipment, including our products, for interactive communications across IP networks. User uncertainty regarding future policies may also affect demand for communications products, including our products. Moreover, distribution partners or customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products or address any regulatory changes may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We are subject to environmental and occupational health and safety regulations that may increase our costs of operations or limit our activities.

We are subject to environmental and occupational health and safety regulations relating to matters such as reductions in the use of harmful substances, comprehensive risk management in manufacturing activities and final products, the use of lead-free soldering, and the recycling of products and packaging materials. The European Parliament and the Counsel of the European Union have published directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment. These directives generally require electronics producers to bear the cost of collection, treatment, recovery and safe disposal of past and future products from end-users and to ensure that new electrical and electronic equipment does not contain specified hazardous substances. While the cost of these directives to us cannot be determined before regulations are adopted in individual member states of the European Union, it may be substantial and may divert resources, which could detract from our ability to develop new products. We may not be able to comply in all cases with applicable environmental and other regulations, and if we do not, we may incur remediation costs or we may not be able to offer our products for sale in certain countries, which may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Because our products are sophisticated and designed to be deployed in complex environments, they may have errors or defects that we find only after deployment, which could result in a loss of customers and adversely affect our reputation, future sales and operating results.

Products as complex as ours may contain undetected errors that result in product failures. Our products can be fully tested only when deployed in large networks with high volumes of traffic. Our customers may discover errors or defects in the software or hardware, or the products may not operate as expected. If we are unable to fix errors or other performance problems identified after deployment of our products, we could experience:

•                                          a loss of, or delay in, revenue recognition;

•                                          a loss of customers and market share;

•                                          a failure to attract new customers or achieve market acceptance for our products;

•                                          increased service, support and warranty costs and a diversion of development resources; and

•                                          costly and time-consuming legal actions by our customers and injury to our reputation.

Any of these results may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Product liability claims related to our customers’ networks could result in substantial costs.

Our products are critical to the business operations of our customers. If one of our products fails, interactive communications service providers may assert a claim for substantial damages against us, regardless of our responsibility for the failure. Our product liability insurance may not cover claims brought against us. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any product liability claims, whether or not successful, could seriously damage our reputation and our business. In addition, if an actual or perceived breach of network security occurs in the network of one of our customers, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed and may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We may need additional capital in the future, which may not be available to us, and if it is available, may dilute your ownership of our common stock.

We may need to raise additional funds through public or private debt or equity financings in order to:

•                                          fund ongoing operations;

•                                          take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

•                                          develop new products; or

•                                          respond to competitive pressures.

Any additional capital raised through the sale of equity may dilute the ownership percentage of our existing stockholders. Capital raised through debt financing would require us to make periodic interest payments and may impose potentially restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favorable to us, or at all. A failure to obtain additional funding could prevent us from making expenditures that may be required to grow or maintain our operations and may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Risks Relating to Ownership of Our Common Stock

The price of our common stock may be volatile.

Prior to October 13, 2006, there was no public trading market for our common stock. The trading market for our common stock is therefore immature, and the trading price of our common stock may fluctuate substantially. These fluctuations could cause investors to lose part or all of the value of any investment in shares of our common stock.

The following factors, most of which are outside of our control, could cause the market price of our common stock to decrease significantly:

•                                          worldwide economic conditions;

•                                          loss or bankruptcy of any of our major customers, distribution partners or suppliers;

•                                          departure of key personnel;

•                                          variations in our quarterly operating results;

•                                          announcements by our competitors of significant contracts, new products or product enhancements, acquisitions, distribution partnerships, joint ventures or capital commitments;

•                                          changes in governmental regulations and standards affecting our business and our products, including implementation of additional regulations relating to IP network communications;

•                                          decreases in financial estimates or recommendations by equity research analysts;

•                                          sales of common stock or other securities by us in the future;

•                                          decreases in market valuations of communications equipment companies; and

•                                          fluctuations in stock market prices and volumes.

In the past, securities class action litigation often has been initiated against a company following a period of volatility in the market price of the company’s securities. If class action litigation is initiated against us, we will incur substantial costs and our management’s attention will be diverted from our operations. All of these factors could cause the market price of our stock to decline, and investors may lose some or all of the value of their investment.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity research analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Certain of our directors, executive officers and one principal stockholder own a significant amount of our common stock and could exercise substantial corporate control.

Certain of our directors and executive officers, together with their affiliates, beneficially own, in the aggregate, approximately 29% of our outstanding shares of common stock based on the number of shares outstanding as of June 30, 2009. In addition, as of June 30, 2009 one of our principal stockholders beneficially owned approximately 24% of our outstanding shares of common stock. As a result, these stockholders, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, amalgamation, consolidation or sale of all or substantially all of our assets. These persons, acting together, may have the ability to control the management and affairs of our company. Some of these stockholders also may have interests different than, or adverse from, our other stockholders. Accordingly, even though certain transactions may be in the best interests of other stockholders, this concentration of ownership may harm the market price of our common stock by:

•                                          delaying, deferring or preventing a change in control of our Company;

•                                          impeding a merger, amalgamation, consolidation, takeover or other business combination involving our company; or

•                                          discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company.

In addition, sales or other dispositions of our shares by our principal stockholders may depress our stock price. Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. As additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase, which could result in a decrease in the market price of our stock.

Future sales of our common stock by existing stockholders could cause our stock price to decline.

If our existing stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of common stock could also depress the market price of our common stock.

As of June 30, 2009, holders of approximately 15,613,308 shares of our common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. The 2,874,383 shares being registered hereby, other than the 444,000 shares placed in escrow, will be eligible for resale in the public market as soon as the registration statement, of which this prospectus is a part, is declared effective.  We also have registered the issuance of all shares of common stock that we have issued and may issue under our employee option and purchase plans. Having registered the issuance of these shares, they can be freely sold in the public market upon issuance.

The market price of shares of our common stock may decrease significantly when our stockholders are able to sell shares of our common stock into the market, and again when the remaining shares are released from escrow.  A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities, and may cause you to lose part or all of your investment in our shares of common stock.

Our corporate documents and Delaware law will make a takeover of our Company more difficult, which may limit the market price of our common stock.

Our restated charter and bylaws and Section 203 of the Delaware General Corporation Law contain provisions that might enable our management to resist a takeover of our Company. These provisions might discourage, delay or prevent a change in the control of our Company or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Some provisions in our restated charter and bylaws may deter third parties from acquiring us, which may limit the market price of our common stock and may not be in the best interests of our stockholders. These include:

•                                          a classified board of directors;

•                                          the ability of the board of directors to issue undesignated shares without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the share ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the board;

•                                          limitations on the removal of directors; and

•                                          advance notice requirements for election to the board and for proposing matters that can be acted upon at stockholder meetings.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus, including the information incorporated by reference herein, contains, in addition to historical information, forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “continue,” “should,” “would,” “could,” “potentially,” “will,” “may” or similar words and expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus may include statements about:

•                                          the effect of the worldwide markets and related economic crisis on purchases of our products;

•                                          our ability to integrate Covergence Inc. and the benefits of the acquisition to our customers, partners, employees and stockholders;

•                                          our ability to attract and retain customers;

•                                          our financial performance;

•                                          our development activities;

•                                          our position in the session border controller market;

•                                          the expectations about our growth;

•                                          the benefit of our products, services, or programs;

•                                          our ability to establish and maintain relationships with key partners and contract manufacturers;

•                                          the advantages of our technology as compared to that of others;

•                                          our ability to establish and maintain intellectual property rights;

•                                          our ability to retain and hire necessary employees and appropriately staff our operations;

•                                          our spending of our proceeds from our public offering;

•                                          our expectations regarding the realization of recorded deferred tax assets; and

•                                          our cash needs.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include our financial performance, difficulties integrating  Covergence Inc. into our business, difficulties in attracting and retaining customers, difficulties in meeting customer needs through our development activities, difficulties leveraging market opportunities, the worldwide economic crisis, poor product sales, long sales cycles, difficulties developing new products, difficulties in our relationships with vendors and partners, risks associated with international operations, difficulty in managing rapid growth and increased competition, and those factors we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus and our other recent periodic filings with the SEC as being applicable to all related forward-looking statements wherever they appear in this prospectus. These risk factors are not exhaustive and other sections of this prospectus, and the information incorporated herein, may include additional factors which could adversely impact our business and financial performance.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sales of shares of our common stock offered by this prospectus.  We will not receive any of the proceeds upon the resale of the common stock by the selling stockholders.

SELLING STOCKHOLDERS

In connection with the closing of the acquisition of Covergence Inc., or Covergence, we issued shares of common stock to certain stockholders and the former chief executive officer of Covergence pursuant to the merger agreement. In connection with the acquisition, we contractually agreed to file a registration statement with the SEC to register for resale the common shares issued pursuant to the merger agreement.

The common stock offered by this prospectus may be offered from time to time by the selling stockholders named below, or by any of their pledgees, donees, transferees or other successors in interest. The selling stockholders will receive all of the net proceeds from the sale of shares of common stock under this prospectus. The amounts and information set forth below are based upon information provided to us by the selling stockholders or his, her or its representative, or on our records, as of June 30, 2009. Except as set forth below, to our knowledge, none of the selling stockholders has had any material relationship with us or any of our predecessors or affiliates within the past three years.

The following table sets forth as of June 30, 2009: (1) the name of each selling stockholder for whom we are registering common shares under this registration statement, (2) the number of shares beneficially owned by each of the selling stockholders prior to the offering, (3) the number of common shares that may be offered by each selling stockholder under this prospectus and (4) the number of common shares to be owned by each selling stockholder after completion of this offering. In addition, we are registering the shares placed in escrow that may be issued to the certain former stockholders and former chief executive officer of Covergence pursuant to the terms of the merger agreement. This table assumes that the selling stockholders will sell all of the shares of common stock covered by this prospectus. Information concerning the selling stockholders may change from time to time, and any changed information will be set forth in supplements to this prospectus to the extent required.

			Shares
	Shares Beneficially Owned		Offered	Shares Beneficially Owned After
	Prior to Offering		in the	Offering
Name and Address of Beneficial Owner(1)	Number	Percentage (1)	Offering	Number	Percentage (1)
North Bridge Venture Partners V-A LP and related entities (2)
950 Winter Street, Suite 4600
Waltham, MA 02451	1,090,884	1.88%	1,090,884	0	*

Highland Capital Partners VI LP and related entities (3)
92 Hayden Avenue
Lexington, MA 02421	1,090,883	1.88%	1,090,883	0	*

Globespan Capital Partners IV, L.P. and related entities (4)
One Boston Place
Suite 2810
Boston, MA 02108	579,995	1.00%	579,995	0	*

Charles Digate (5)
14 Oxford Street
Winchester, MA 01890	9,295	*	9,295	0	*

James Moran (6)
7325 Ealy Court
New Albany, Ohio 43054	103,326	*	103,326	0	*

*Less than one percent.

(1)  Percentages are based on 58,093,401 shares of our common stock outstanding as of June 30, 2009.

(2)  Shares beneficially owned consist of 732,068 shares held of record by North Bridge Venture Partners V-A, L.P. of which 109,810 shares were placed in escrow pursuant to the terms of the merger agreement, and 358,815 shares held of record by North Bridge Venture Partners V-B, L.P. of which 53,822 shares were placed in escrow pursuant to the terms of the merger agreement.  NBVM GP, LLC is the sole general partner of North Bridge Venture Management V, L.P., the sole general partner of each of North Bridge Venture Partners V-A, L.P. and of North Bridge Venture Partners V-B, L.P.  The managers of NBVM GP, LLC having voting and dispositive power over these shares are Edward T. Anderson and Richard A. D’Amore, each of whom disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.  Mr. Anderson is also a former director of Covergence.

(3)  Shares beneficially owned consist of 682,817 shares held by Highland Capital Partners VI Limited Partnership (“Highland Capital VI”), of which 102,423 shares were placed escrow pursuant to the terms of the merger agreement, 374,249 held by Highland Capital Partners VI-B Limited Partnership (“Highland Capital VI-B”), of which 56,137 shares were placed in escrow pursuant to the terms of the merger agreement and 33,817 shares held by Highland Entrepreneurs’ Fund VI Limited Partnership (“Highland Entrepreneurs’ Fund” and together with Highland Capital VI and Highland Capital VI-B, the “Highland Investing Entities”), of which 5,073 shares were placed in escrow pursuant to the terms of the merger agreement. Highland Management Partners VI Limited Partnership

(“HMP”) is the general partner of Highland Capital VI and Highland Capital VI-B. HEF VI Limited Partnership (“HEF”) is the general partner of Highland Entrepreneurs’ Fund. Highland Management Partners VI, Inc. (“Highland Management”) is the general partner of both HMP and HEF. Robert J. Davis, Robert F. Higgins, Paul A. Maeder, Daniel J. Nova, Sean M. Dalton, Corey M. Mulloy, and Fergal J. Mullen are the managing directors of Highland Management (together, the “Managing Directors”). Highland Management, as the general partner of the general partners of the Highland Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland Investing Entities. The Managing Directors have shared voting and investment control over all the shares held by the Highland Investing Entities and therefore may be deemed to share beneficial ownership of the shares held by Highland Investing Entities by virtue of their status as controlling persons of Highland Management. Each of the Managing Directors disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of such Managing Director’s pecuniary interest therein.

(4)  Shares beneficially owned includes 492,864 shares issued to Globespan Capital Partners IV, L.P., of which 73,930 were placed in escrow, 33,884 shares issued to Globespan Capital Partners (Cayman) IV, L.P., of which 5,083 shares were placed in escrow pursuant to the terms of the merger agreement, 30,520 shares issued to JAFCO Globespan USIT IV, L.P., of which 4,578 were placed in escrow pursuant to the terms of the merger agreement, 13,428 shares issued to Globespan Capital Partners IV Gmbh & Co. KG, of which 2,014 shares were placed in escrow pursuant to the terms of the merger agreement, and 9,299 shares issued to GCP IV Affiliates, L.P., of which 1,395 shares were placed in escrow pursuant to the terms of the merger agreement.  The Members of Globespan Management Associates IV, LLC (the general partner of Globespan Capital Partners IV, L.P., JAFCO Globespan USIT IV, LP and GCP IV Affiliates Fund, LP)  have shared voting power for those stockholders.  The Members of Globespan Management Associates (Cayman), IV, LLC (the General Partner of Globespan Partners (Cayman) IV, LP) have shared voting power for that stockholder.  The General Partner of Globespan Capital Partners IV GmbH & Co. KG is Globespan Management Associates IV GmbH (“GMA KG”).  Barry J. Schiffman and Andrew P. Goldfarb exercise sole voting and dispositive power over these shares that may be deemed beneficially owned by Globespan Management Associates IV, LLC, Globespan Management Associates (cayman), IV, LLC and GMA KG.  GMA KG has executed a power of attorney granting Globespan Management Associates IV, LLC certain rights and powers, including voting and investment.

(5)  Includes 1,394 shares placed in escrow pursuant to the terms of the merger agreement.

(6)  Includes 28,341 shares placed in escrow pursuant to the terms of the merger agreement.

Certain Relationships and Related Party Transactions

Covergence Inc., a Delaware corporation, became an indirect subsidiary of Acme Packet, Inc. on April 30, 2009.

James Moran, one of the selling stockholders, was the Chief Executive Officer of Covergence from June 1, 2008 through and until April 30, 2009.

The following individuals were previously directors of Covergence:

Charles Digate, one of the selling stockholders, was a director of Covergence until May 2006.

Sean M. Dalton was a director of Covergence from February 24, 2004 through and until April 30, 2009.  Sean M. Dalton is a Managing Director of Highland Management.  Highland Management is the general partner of Highland Management Partners VI Limited Partnership, which is the general partner of Highland Capital Partners VI Limited Partners and Highland Capital Partners VI-B Limited Partnership.  Highland Management is also the general partner of HEF VI Limited Partnership, which is the general partner of Highland Management Entrepreneurs Fund VI Limited Partnership.  Highland Capital Partners VI Limited Partnership, Highland Capital Partners VI-B Limited Partnership and Highland Entrepreneurs Fund VI Limited Partnership are selling stockholders.

Edward T. Anderson was a director of Covergence from May 2006 through and until April 30, 2009.  Edward T. Anderson is a Manager of NBVM GP, LLC, the sole general partner of North Bridge Venture Partners V, L.P., the sole general partner of each of North Bridge Partners V-A, L.P. and North Bridge Ventures Partners V-B, L.P., both a selling stockholders.

Andrew P. Goldfarb was a director of Covergence from May 2006 through and until April 30, 2009.  Andrew P. Goldfarb is a member of Globespan Management Associates IV, LLC (the general partner of Globespan Capital Partners IV, L.P., JAFCO Globespan USIT IV, LP and GCP IV Affiliates Fund, LP).  He is also a member of Globespan Management Associates (Cayman) IV, LLC (the general partner of Globespan Partners (Cayman) IV, LP).  The general partner of Globespan Capital Partners IV GmbH & Co. KG has executed a power of attorney granting Globespan Management Associates IV, LLC certain rights and powers, including voting and investment.  Globespan Capital Partners IV, L.P., JAFCO Globespan USIT IV, LP and GCP IV Affiliates Fund, LP and Globespan Partners (Cayman) IV, LP are selling stockholders.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. Sales of shares may be made by the selling stockholders, including their pledgees, donees, transferees or other successors-in-interests, directly to purchasers or to or through underwriters, broker-dealers or agents. Sales may be made from time to time on the Nasdaq Global Market, any exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more, or a combination of, the following:

•                                          a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•                                          purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•                                          ordinary brokerage transactions and transactions in which the broker solicits purchases;

•                                          through options, swaps or derivatives;

•                                          in privately negotiated transactions;

•                                          in making short sales or in transactions to cover short sales; and

•                                          put or call option transactions relating to the shares.

The selling stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short positions or other derivative transactions relating to the shares of our common stock or of securities convertible into or exchangeable for the shares of our common stock in the course of hedging positions they assume with the selling stockholders and may deliver such securities to close out their short positions or otherwise settle short sales or other transactions. The selling stockholders may also loan or pledge shares to broker-dealers or other third-parties. In connection with those transactions, the broker-dealers or other third-parties may sell such loaned or pledged shares. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling stockholders may be, and any broker-dealers that act in connection with the sale of shares are deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders and the selling stockholders have agreed to indemnify us against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed each selling stockholder that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to his, her or its sales in the market.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided such sale meets the criteria and conforms to the requirements of Rule 144.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other reasonable costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, all national securities exchange or automated quotation system application and filing fees, blue sky registration and filing fees, and fees and expenses of our counsel and our accountants.

Registration Rights

Pursuant to a certain amended and restated registration rights agreement, approximately three holders of our common stock have rights to require us to file a registration statement under the Securities Act or to include their shares of common stock in registration statements that we may file in the future for ourselves or other stockholders. These rights are provided under the terms of the amended and restated registration rights agreement dated as of June 8, 2004 between us and the holders of these shares.  Pursuant to the terms of the amended and restated registration rights agreement, at any time from and after October 16, 2007, holders of at least majority of the shares of common stock having registration rights may demand that we register all or a portion of their shares having an aggregate offering price of at least $10,000,000 for sale under the Securities Act. We are required to affect only one registration.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Nasdaq Global Market Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “APKT.”

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus and other legal matters concerning this offering will be passed upon for us by Bingham McCutchen LLP, Boston, Massachusetts. Attorneys at Bingham McCutchen LLP beneficially own an aggregate of 175,882 shares of our common stock.

EXPERTS

The consolidated financial statements of Acme Packet, Inc. in Acme Packet, Inc’s Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of Acme Packet, Inc.’s internal control over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

Acme Packet, Inc.

2,874,383 Shares of Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid by the Registrant. All amounts are estimates, other than the SEC registration fee.

SEC registration fee	$1,264
Printing and engraving expenses	5,000
Legal fees and expenses	30,000
Accounting fees and expenses	20,000
Blue Sky fees and expenses	1,500
Transfer agent and registrar fees and expenses	5,000
Miscellaneous	0
Total	$62,764

Item 15.     Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Article 7 of our amended and restated certificate of incorporation and Article VII of our amended and restated bylaws provide that we will indemnify our directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The indemnification provisions in our amended and restated certificate of incorporation and bylaws may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. We maintain director and officer liability insurance to insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 16.     Exhibits and Financial Statement Schedules.

(a)           Exhibits

Exhibit No.	Description
2.1(1)	Agreement and Plan of Merger dated as of April 29, 2009 by and among Acme Packet, Inc., PAIC Midco Corp., CIAP Merger Corp., Covergence Inc. and the stockholder representative named therein
4.1(2)	Specimen certificate evidencing shares of common stock
5.1(3)	Opinion of Bingham McCutchen LLP
23.1(3)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2(3)	Consent of Bingham McCutchen (included in Exhibit 5.1)
24.1(3)	Power of Attorney (included on the signature page)

(1)  Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on April 30, 2009 (File No. 001-33041).

(2)  Incorporated by reference to Registrant’s Form S-1 Registration Statement (File No. 333-134683).

(3)  Previously filed with this Registration Statement on Form S-3 (File No. 333-159613)

(b)                                 Financial Statement Schedules.

None.

Item 17.     Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Burlington, The Commonwealth of Massachusetts on this 15th day of July 2009.

ACME PACKET, INC.

By:	/s/ Andrew D. Ory
Andrew D. Ory
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment No. 2 to registration statement has been signed by the following persons in the capacities indicated as of the 15th day of July 2009.

Signature	Title

/s/ Andrew D. Ory	President and Chief Executive Officer; Director
Andrew D. Ory	(Principal Executive Officer)

/s/ Peter J. Minihane	Chief Financial Officer and Treasurer (Principal
Peter J. Minihane	Accounting and Financial Officer)

*	Director
Gary J. Bowen

*	Director
David B. Elsbree

	*	Director
Robert Hower

	*	Director
Patrick J. MeLampy

	*	Director
Robert G. Ory

	*	Director
Michael Thurk

*	/s/ Andrew D. Ory
Andrew D. Ory, as attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
2.1(1)	Agreement and Plan of Merger dated as of April 29, 2009 by and among Acme Packet, Inc., PAIC Midco Corp., CIAP Merger Corp., Covergence Inc. and the stockholder representative named therein
4.1(2)	Specimen certificate evidencing shares of common stock
5.1(3)	Opinion of Bingham McCutchen LLP
23.1(3)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2(3)	Consent of Bingham McCutchen (included in Exhibit 5.1)
24.1(3)	Power of Attorney (included on the signature page)

(1) Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on April 30, 2009 (File No. 001-33041).

(2)  Incorporated by reference to Registrant’s Form S-1 Registration Statement (File No. 333-134683).

(3)  Previously filed with this Registration Statement on Form S-3 (File No. 333-159613)